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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 12b-25

                                               Commission File Number: 333-64430
                                                    CUSIP Number: 60855P104

                           NOTIFICATION OF LATE FILING

(Check One): X Form 10-K [_] Form 20-F [_] Form 11-K [_] Form 10-Q
[_] Form N-SAR

For Period Ended: December 31, 2001

[_] Transition Report on Form 10-K
[_] Transition Report on Form 20-F
[_] Transition Report on Form 11-K
[_] Transition Report on Form 10-Q
[_] Transition Report on Form N-SAR

     For the Transition Period Ended _____________________________________

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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
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    Nothing in this form shall be construed to imply that the Commission has verified any information contained herin.
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     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable
______________________________________________________________________________

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PART I -- REGISTRANT INFORMATION

Full name of registrant:   MoliChem Medicines, Inc.

Former name if applicable:

Address of principal executive office (Street and Number): 100 Europa Drive, Suite 421

City, state and zip code:  Chapel Hill, North Carolina 27514

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

                 (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
                 (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion
X thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
                 (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

     The Form 10-KSB for the year ended December 31, 2001 for the Registrant could not be filed within the prescribed period because the Registrant has recently changed accountants (see its Current Report on Form 8-K filed February 13, 2002, as amended) and outside counsel. The Registrant's inability to file its Form 10-KSB could not have been eliminated by the Registrant without unreasonable effort or expense.

PART IV-- OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

   DONALD R. REYNOLDS, ESQ.          (919)                         781-4000
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       (Name)                     (Area Code)                 (Telephone Number)

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     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). X Yes [_] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
X Yes [_] No

                                 See attachment

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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  MOLICHEM MEDICINES, INC.
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(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:    April 1, 2002                          By:   /s/  Richard E. Martin
       --------------------                           --------------------------
                                                           Richard E. Martin
                                                         Chief Financial Officer

     INSTRUCTION. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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Securities and Exchange Commission
Form 12b-25
Commission File Number: 333-64430
Notification of Late Filing
Attachment for Part IV (3) Other Information

The Company anticipates that both the revenues and expenses to be reflected on its financial statements as of and for its fiscal year ended December 31, 2001 will be significantly greater than such items were reported for the fiscal year ended December 31, 2000. The increase in revenue is due primarily to the Company's recognition of revenue pursuant to its agreement with InterMune, Inc., and the increase in expenses is primarily due to increased drug development and general and administrative expenses. The Company estimates that it will report net revenues for fiscal 2001 of approximately $941,000 and a net loss of approximately $2,226,000.

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